SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

EXTRAORDINARY GENERAL MEETING’S

PROXY STATEMENT

OF

DATE: APRIL 15, 2019

TIME: 09:00 AM

Index

1.	MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS	3
2.	CALL NOTICE	5
3.	SHAREHOLDERS’ PARTICIPATION IN THE EGM	8
4.	EXPLANATORY TEXTS OF THE MATTERS TO BE RESOLVED IN THE EGM	11
5.	LIST OF APPENDICES

Appendix I – Material Fact of March 15, 2019

Appendix II – Minutes of the Meeting of the Board of Directors held on March 15, 2019

Appendix III – Table with a copy of the Company’s Bylaws containing, in particular, the proposed amendments and respective justifications, pursuant to article 11 of CVM Instruction 481/09

1.      MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

It is with great pleasure that we invite you to participate in Gafisa S.A.’s (“Company’) Extraordinary General Meeting (“EGM”), convened to be held on April 15, 2019, at 09:00 am, at the Company’s headquarters located at Avenida das Ações Unidas, 8,501, 19th floor, Pinheiros, in the City of São Paulo, State of São Paulo.

This Proxy Statement for the EGM (“Proxy”) aims to assist the Company’s shareholders in due decision-making, anticipating relevant clarifications and guidelines, which is instructed with the documents that must be examined by the shareholders before the deliberations in the EGM.

The EGM will consider and deliberate the following matters:

(a)       To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporation Law”) in violation of the obligation imposed by the Company’s Bylaws;

(b)       Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

(c)        To establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors, without substitutes, pursuant to article 15 of Gafisa’s Bylaws;

(d)       To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

(e)        To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value;

(f)        To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

(g)       To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

(h)       In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

In order to facilitate its analysis and appreciation of the matters to be resolved at the EGM, we attach in the form of appendices to this Proxy all documents referring to the matters included in the Call Notice, in compliance with the minimum requirements contained in CVM Instruction No. 481, of December 17, 2009, as amended (“CVM Instruction No. 481”).

Please read it carefully. We are at your disposal to resolve any doubts, through the e-mail ri@gafisa.com.br

We hope that this Proxy fulfills its purpose in helping clarify the matters to be deliberated. Your participation in this important event is of great value to our Company.

Kind regards.

Augusto Marques da Cruz Filho

Chairman of the Board of Directors

2.       CALL NOTICE

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Shareholders of GAFISA S.A. (“Company” and “Gafisa”) are summoned for an Extraordinary Shareholders’ Meeting (“Meeting”), to be held on April 15, 2019, at 09:00 am, at the Company’s headquarters in the City and State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, to deliberate on the following matters in the agenda:

a)                To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of Law 6,404, dated December 15, 1976, as amende (“Brazilian Corporation Law”) in violation of the obligation imposed by the Company’s Bylaws;

b)              Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

c)                To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

d)               To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value;

e)                To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

f)                  To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

g)                In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

General Information:

1.                The documentation referring to the matters on the agenda and other documents provided for in CVM Instruction No. 481/09 are available to shareholders at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/), and on the websites of B3 (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2.                 Shareholder or his/her legal representative shall attend the Meeting bearing a document proving his/her identity, and where applicable, his/her powers of representation.

3.                 Shareholders participating in the Fungible Custody of Registered Shares at B3 who intend to attend the Meeting shall present an updated statement of their shareholding position provided by custody institution within 48 horas prior to the Meeting.

4.                 We request that proxies with special powers for representation at the Meeting shall be deposited at the Company’s headquarters, at the Investor Relations Department, until April 8, 2019.

5.              Pursuant to article 4 of CVM Instruction No. 481/09 and article 1 of CVM Instruction No. 165/91, we hereby inform you that the minimum percentage of participation in the voting capital of the Company when requesting the adoption of the multiple voting is 2%.

6.                The Company will adopt the remote voting system pursuant to CVM Instruction No. 481/09, allowing its shareholders to send their remote voting forms (i) to the Company’s bookkeeping agent; (ii) by means of their respective custody agents; or (iii) directly to the Company, as per instruction mentioned in the remote voting form and in item 12.2 of the Company’s Reference Form.

São Paulo, March 15, 2019

Augusto Marques da Cruz Filho

Chairman of the Board of Directors

3.             SHAREHOLDERS’ PARTICIPATION IN THE EGM

The shareholders of the Company may participate in the EGM in person, by duly constituted attorneys, as specified in item 3.1. below, or by means of the Remote Voting Ballot, as specified in item 3.2. below.

The following documents will be required from shareholders for participation in the EGM:

Private individual:	• Identity card with photo[1] (original or authenticated)
Legal entity:	• Corporate documents proving the legal representation of the shareholder (original or certified copy)[2] • Identity card of the legal representative with photo (original or certified copy)
Investment Fund

•    Last consolidated regulation of the fund; statute or bylaw of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; identity card with photo of the legal representative

1 The following documents may be presented: (i) Identity Card (Carteira de Identidade de Registro Geral – RG); (ii) Foreign Resident Identity Card (Carteira de Identidade de Registro de Estrangeiro – RNE); (iii) Valid Passport; (iv) Public Organ ID valid as a civil identity for legal purposes (i.e. OAB, CRM, CRC, CREA); or (v) Drivers License with photo (Carteira Nacional de Habilitação – CNH).

2 Bylaws/Articles of Incorporation and Minutes/Instruments of election of legal representatives registered with the competent body.

3.1.            Proxy Representation

The shareholder may be represented at the EGM by proxy, duly constituted by a public or private instrument, pursuant to article 126, §1, of the Brazilian Corporation Law. The attorneys must have been constituted less than 1 (one) year and must be (i) shareholders of the Company, (ii) directors of the Company, or (iii) attorneys.

In order to facilitate the EGM's work, it is requested that the powers of attorney empowered to be represented at the Extraordinary General Meeting, proof of ownership of the shares and possible declaration of vote, at the discretion of the shareholder, be deposited at the Company's headquarters, at Avenida das Nações Unidas, 8,501, 19th floor, Pinheiros, in the City of São Paulo, State of São Paulo, to the attention of the Investor Relations Department, until April 8, 2019. Copies of the documentation may be sent to the e-mail ri@gafisa.com.br

3.2.            Participation via Remote Voting Ballot

Pursuant to CVM Instruction No. 481, as amended, the Company adopted the remote voting system, allowing its shareholders to participate in the EGM by completing and delivering the Remote Voting Ballot, made available by the Company on this date, on its website (http://ri.gafisa.com.br), and on the websites of B3 SA - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br) and the Brazilian Securities Commission (CVM) (www. cvm.gov.br).

Accordingly, shareholders may, from this date, complete and send the ballot paper at their discretion: (i) directly to the Company; or (ii) completion instructions transmitted to their respective custodian agents or to the Company's bookkeeping agent, whether or not their shares are deposited in a central depositary.

The Company warns that in any case, the remote voting ballot must be received no later than 7 (seven) days prior to the date of the EGM, that is, until 11:59 pm on April 8, 2019. If the shareholder chooses to send the ballot directly to the Company, he/she shall submit the following documents: (i) physical form of the ballot related to the general meeting duly completed, initialed and signed; and (ii) certified copy of the following documents (ii.a) for private individuals: identity card with photo of the shareholder; (ii.b) for legal entities: last bylaws or consolidated articles of incorporation and the corporate documents proving the legal representation of the shareholder, and identity card with photo of the legal representative; (ii.c) for investment funds: the last consolidated regulation of the fund, bylaws or articles of incorporation of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and identity card with photo of the legal representative.

The documents shall be forwarded to Avenida das Nações Unidas, 8,501, 19th floor, Zip Code 05425-070, city of São Paulo, State of São Paulo, to the attention of the Investor Relations Department.

The Remote Voting Ballots accompanied by the respective documentation, will be considered only if received by the Company, in full order, up to 7 days before the date of the general meeting, as provided in article 21-B of CVM Instruction No. 481.

As provided in article 21-U of CVM Instruction No. 481, the Company will notify the shareholder within 3 days after receiving the voting ballot, whether the documents received are sufficient or not so that the vote is considered valid and the procedures and deadlines for rectification and resubmission are met, if necessary.
During the remote voting period, the shareholder may change his voting instructions as many times as he deems necessary, the one prevailing which validly records the date closest to the date of the EGM. A shareholder who elects to exercise his right to a remote vote through the intermediary of service providers shall transmit his voting instructions to his respective custodian agents or to the bookkeeping agent of the shares issued by the Company, whether or not his shares are deposited in central depository, and subject to the rules determined by them. In order to do so, shareholders should contact their custodian agents or the bookkeeping agent of the shares issued by the Company and verify the procedures established by them for the issuance of voting instructions via the Remote Voting Ballot, as well as the documents and information that may be required by them.

The Company clarifies that conflicting voting instructions will be disregarded, as understood those coming from the same shareholder that, in relation to the same deliberation, has voted in different senses in Remote Voting Ballots delivered by different service providers.

The Company further clarifies that, provided that the respective remote voting ballot is considered valid by the Company, the shareholder who decides to vote remotely will be considered present for all purposes of the Brazilian Corporation Law. The voting instructions from the same shareholder will be attributed to all shares held by that Individual Taxpayer’s Registry (CPF/ME) or Corporate Taxpayer’s ID (CNPJ/ME), as the case may be, in accordance with the shareholder positions provided by the bookkeeping agent.

If there is a divergence between the information contained in a possible remote voting ballot sent directly to the Company and the voting instruction contained in the voting map sent by the bookkeeping agent in relation to the same shareholder, the voting instruction contained in the voting map sent by the bookkeeping agent shall prevail, and said remote voting received by the Company shall be disregarded.

Also, at the General Meeting, remote voting instructions will be disregarded by shareholders or representatives of shareholders who, physically attending the EGM, request to exercise their vote in person.

4.             EXPLANATORY TEXTS OF THE MATTERS TO BE RESOLVED IN THE EGM

All documents related to the Agenda of the Extraordinary General Meeting are available to shareholders at the Company’s headquarters, on its website (http://ri.gafisa.com.br), and on the pages of CVM and B3.

To help you make a decision on the matters listed in the Call Notice of the EGM, we recommend a careful reading of the Proxy Statement, filed in the CVM's Empresas.net system (www.cvm.gov.br) and in the Investors Relations Department page (http://ri.gafisa.com.br).

Any doubts or clarifications regarding the matters included in the Agenda of the EGM may be settled or obtained by contacting the Investor Relations Department at ri@gafisa.com.br

APPENDIX I

Material Fact of March 15, 2019

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) nº 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (“Gafisa” or “Companhia”) (B3 S.A. BRASIL BOLSA BALCÃO: GFSA3), pursuant to the Brazilian Securities Commission’s (“CVM”) Instruction No. 358, dated January 3, 2002, as amended, and for the purposes of paragraph 4 of article 157, of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), hereby informs its shareholders and the market the following:

The Company received, on this date, a letter signed by Planner Corretora de Valores S.A. and  Planner Redwood Asset Management Administração de Recursos Ltda (both jointly known as “Planner”), in the capacity of administrators of investment funds holding 18.55% of the Company’s capital stock, requesting the Board of Directors of the Company to convene an Extraordinary General Meeting (“AGE”) pursuant to article 123 of the Brazilian Corporation Law, to resolve on the following matters (“Agenda”):

a)                      Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

b)                      To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

c)                      To establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors, without substitutes, pursuant to article 15 of Gafisa’s Bylaws;

d)                     To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

e)                      To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

f)                       In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

The aforementioned call for an EGM by Planner follows the intention to promote a change in the administrative structure of Gafisa, as communicated by Planner to Gafisa on February 15, 2019, and disclosed by the Company to the market on the same date, through a material fact.

Additionally, in the correspondence sent by Planner to Gafisa, it informs us that it holds preliminary discussions with potential investors interested in the capitalization of the Company.

Therefore, the Board of Directors of Gafisa met today and decided to convene the aforementioned EGM, to be held on April 15, 2019, at 09:00 am, at the Company’s headquarters, all according to the Call Notice that will be published starting tomorrow, in the newspapers Estado de São Paulo and the Official Gazzette of the State of São Paulo (Diário Oficial do Estado de São Paulo), as well as to promote the appointment of Mr. Thomas Reichenheim and Roberto Portella as independent members of the Board of Directors, who, from the date of their inauguration, will occupy the two vacant seats of the Board of Directors, which will be composed of seven members, according to the amount approved at the EGM held on September 25, 2018.

Gafisa will keep its shareholders and the market duly informed of any facts subsequent to the disclosure of this Material Fact.

This Material Fact is for information purposes only and must under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell, or a solicitation or an offer to purchase any securities issued by Gafisa and/or any other companies in the Gafisa economic group.

São Paulo, March 15, 2019.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

APPENDIX II

Minutes of the Board of Director’s Meeting Held on

March 15, 2019

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON

MARCH 15, 2019

1.  Date, Time and Place. On March 15, 2019 at 12:00 am, held at the headquarters of Gafisa S.A. (“Company” or “Gafisa”), in the city and state of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2.   Call Notice and Attendance. The call notice was sent by the Board’s Chairman to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.  Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: Mr. Marcelo Janson Angelini

4.  Resolutions. In spite of the diverse and praiseworthy efforts of the current Board of Directors of Gafisa to date, the members of the Board of Directors decided:

(i)                 To acknowledge receipt of the request pursuant to article 123, sole paragraph, letter “c”, of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporation Law”), submitted by Planner Corretora de Valores S.A., in conjunction with Planner Redwood Asset Management Administração de Recursos Ltda., in the capacity of administrators of investment funds holding 8,000,000 (eight million) nominative, book-entry shares with no par value, representing 18.45% of the Company’s capital stock, in order to convene an extraordinary general meeting of Gafisa;

(ii)               Approve the call for an Extraordinary General Meeting to be held on April 15, 2019 (“EGM”), to resolve on the following matters:

(a)          To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of the Brazilian Corporation Law in violation of the obligation imposed by the Company’s Bylaws;

(b)         Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

(c)          To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

(d)         To establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors, without substitutes, pursuant to article 15 of Gafisa’s Bylaws;

(e)          To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value;

(f)           To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

(g)          To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

(h)         In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

(iii)             To appoint, as candidates for the Company’s Board of Directors, in an election to be resolved at the EGM, the list consisting of the 7 (seven) candidates indicated below, all as effective members, without substitutes.

(a)          Augusto Marques da Cruz Filho, enrolled with the CPF/ME under No. 688.369.968-68;

(b)          Demian Fiocca, enrolled with the CPF/ME under No. 130.316.328-42;

(c)           André de Almeida Rodrigues, enrolled with the CPF/ME under No. 752.627.206-25;

(d)          Nelson Sequeiros Rodriguez Tanure, enrolled with the CPF/ME under No. 041.747.715-53;

(e)           Roberto Portella, enrolled with the CPF/ME under No. 039.031.417-04;

(f)           Antonio Carlos Romanoski, enrolled with the CPF/ME under No. 005.084.389-34; and

(g)          Thomas Reichenheim, enrolled with the CPF/ME under No. 199.437.738-20.

(iv)             Approve the Management’s Proposal to be submitted to the Company’s shareholders.

(v)               To appoint, pursuant to paragraph 1 of article 17 of the Company’s Bylaws and article 150 of the Brazilian Corporation Law, as members of the Company’s Board of Directors, to occupy the two currently vacant positions, to complement the term until the EGM:

(a)          Thomas Reichenheim, Brazilian, divorced, company administrator, bearer of the ID No. 3.781.302-1 SSP- SP, enrolled with the CPF/ME under No. 199.437.768-20, with commercial address in the city and state of São Paulo, at Rua Hans Nobling, 107, apt. 129, Jardim Europa, Zip Code 01455-060;

(b)          Roberto Portella, Brazilian, married, lawyer, bearer of the ID No. 1.830.755 IFP/RJ, enrolled with the CPF/ME under No. 039.031.417-04, with commercial address in the city and state of São Paulo, at Avenida Pedroso de Morais nº 1201, Zip Code 05419-001; and

(vi)             To attest that Mr. Thomas Reichenheim and Mr. Roberto Portella presented statements attesting their respective frameworks in relation to the independence criteria established in the Novo Mercado Regulation, which were received by the Board of Directors on this date, who granted their characterization as independent members for the purposes of the Novo Mercado Regulation.

5.                  Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, March 15, 2019. Signatures (signed) Augusto Marques da Cruz Filho, Chairman of the Meeting, Marcelo Janson Angelini, Secretary. Board Members: Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Pedro Carvalho de Mello, Augusto Marques da Cruz Filho and Oscar Segall.

Augusto Marques da Cruz Filho President	Marcelo Janson Angelini Secretary

Present Members of the Board of Directors:

Ana Maria Loureiro Recart	Augusto Marques da Cruz Filho

Karen Sanchez Guimaraes	Oscar Segall

Pedro Carvalho de Mello

APPENDIX III

Table with a copy of the Company's Bylaws containing, in particular, the proposed amendments and respective justifications, pursuant to article 11 of CVM Instruction No.  481

Original Writing	Proposed Amendments	Justification
Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 44,757,914 common shares, all registered, book-entry and without par value..	Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 43,357,589 common shares, all registered, book-entry and without par value.	Amendment to reflect the cancellation of 1,400,325 shares approved by the Company's Board of Directors on December 19, 2018 and January 22, 2019

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 71,031,876 common shares.

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the conditions for the issuance of shares, subject to a limit of 120,000,000 common shares.

The amendment consists in the increase of the Company's Authorized Capital in 48,968,124 common shares and aims to enable the Compan to meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer